                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. __)(1)

                           CISTRON BIOTECHNOLOGY, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   172849 10 1
                                 (CUSIP Number)

           John A.D. Slater                           Copies to:
          Celltech Group plc                        Brian D. Beglin
             216 Bath Road                       Jonathan M. Peterson
           Slough, Berkshire                    Richards & O'Neil, LLP
           England SL 1 4EN                        885 Third Avenue
         (011-44) 1753-777-102                  New York, NY 10022-4873
                                                    (212) 207-1200

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 MARCH 21, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1.  Name of Reporting Persons                              Celltech Group plc

2.  Check the Appropriate Box if a Member of a Group       (a) /X/
    (See Instructions)                                     (b) / /

3.  SEC Use Only

4.  Source of Funds                                         OO

5.  Check if Disclosure of Legal Proceedings is             / /
    Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                    England and Wales

Number of shares beneficially owned by each reporting person with:

7.  Sole Voting Power                                       N/A

8.  Shared Voting Power                                     3,614,355(1)

9.  Sole Dispositive Power                                  N/A

10. Shared Dispositive Power                                N/A

11. Aggregate Amount Beneficially Owned by Each
    Reporting Person                                        3,614,355(1)


12. Check if the Aggregate Amount in Row (11)
    Excludes Certain Shares                                 / /

13. Percent of Class Represented by Amount in Row (11)      17.3%

14. Type of Reporting Person                                CO


(1) 3,614,355 shares of Cistron Biotechnology, Inc. (the "Company") Common Stock are subject to Voting Agreements and Irrevocable Proxies entered into by Celltech Group plc ("Celltech"), CGP Acquisition Corp. ("Merger Sub") and certain stockholders (discussed in Items 3 and 4 below). Celltech and Merger Sub expressly disclaim beneficial ownership of any of the shares of the Company's Common Stock covered by the Voting Agreements and Irrevocable Proxies.

1.  Name of Reporting Persons.                            CGP Acquisition Corp.

2.  Check the Appropriate Box if a Member of a Group      (a) /X/
    (See Instructions)                                    (b) / /

                                                          N/A

3.  SEC Use Only

4.  Source of Funds                                       OO

5.  Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                        / /

6.  Citizenship or place of Organization                  Delaware

Number of shares beneficially owned by each reporting person with:

7.  Sole Voting Power                                     N/A

8.  Shared Voting Power                                   3,614,355(1)

9.  Sole Dispositive Power                                N/A

10. Shared Dispositive Power                              N/A

11. Aggregate Amount Beneficially Owned by Each
    Reporting Person                                      3,614,355(1)

12. Check if the Aggregate Amount in Row (11)
    Excludes Certain Shares                               / /

13. Percent of Class Represented by Amount in Row (11)    17.3%

14. Type of Reporting Person                              CO


(1) 3,614,355 shares of Cistron Biotechnology, Inc. (the "Company") Common Stock are subject to Voting Agreements and Irrevocable Proxies entered into by Celltech Group plc ("Celltech"), CGP Acquisition Corp. ("Merger Sub") and certain stockholders (discussed in Items 3 and 4 below). Celltech and Merger Sub expressly disclaim beneficial ownership of any of the shares of the Company's Common Stock covered by the Voting Agreements and Irrevocable Proxies.

                                  SCHEDULE 13D

         This initial statement on Schedule 13D is filed on behalf of a group consisting of Celltech Group plc and CGP Acquisition Corp.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, par value $.01 per share ("Common Stock"), of Cistron Biotechnology, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 10 Bloomfield Avenue, Box 2004, Pine Brook, NJ 07058.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c), (f) The name of the persons filing this statement are (i) Celltech Group plc, a corporation incorporated under the laws of England and Wales ("Celltech"), and (ii) CGP Acquisition Corp., a newly formed Delaware corporation and wholly-owned subsidiary of Celltech ("Merger Sub"). Celltech is principally engaged in operating a biopharmaceutical business. The address of the principal executive offices and principal business of Celltech is 216 Bath Road, Slough, Berkshire, England, SL1 4EN. Merger Sub was recently formed for the sole purpose of effecting the Merger described below. The address of the principal executive offices and principal business of Merger Sub is c/o Celltech Medeva, 755 Jefferson Road, Rochester, New York 14623.

         The name, address, citizenship and present principal occupation or employment of each executive officer and director of Celltech and Merger Sub, as of the date hereof to Celltech's and Merger Sub's knowledge, are set forth in Annex I hereto, which Annex is incorporated herein by reference. To Celltech's and Merger Sub's knowledge, there are no controlling stockholders of Celltech.

         (d) and (e) Neither Celltech, Merger Sub, nor to Celltech's and Merger Sub's knowledge, any person named on Annex I hereto has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to an Agreement and Plan of Merger dated as of March 21, 2000 (the "Merger Agreement") among Celltech, Merger Sub and the Company, and subject to the conditions set forth therein (including approval by the stockholders of the Company), Merger Sub will merge with and into the Company and the Company will become a wholly-owned subsidiary of Celltech (such event constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into the Company with the Company remaining as the surviving corporation (the "Surviving Corporation").

         As an inducement for Celltech and Merger Sub to enter into the Merger Agreement and in consideration thereof, certain stockholders of the Company who are officers and/or directors entered into individual agreements with Celltech and Merger Sub (collectively, the "Voting Agreements") whereby each such stockholder (collectively, the "Voting Agreement Stockholders") agreed, severally and not jointly, to vote all of the shares of Common Stock beneficially owned by such stockholder in favor of approval and adoption of the Merger and certain related matters. Pursuant to the Voting Agreements, the Voting Agreement Stockholders also granted Merger Sub an irrevocable proxy for the purpose of voting the shares of Common Stock held by them in connection with the Merger, as described below. Celltech and Merger Sub did not pay additional consideration to any Voting Agreement Stockholder in connection with the execution and delivery of the Voting Agreements.

         References to, and descriptions of, the Merger and the Merger Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the copies of the Merger Agreement included as an Exhibit to the Form 8-K filed by the Company on March 28, 2000.

         References to, and descriptions of, the Voting Agreements as set forth in this Schedule 13D are qualified in their entirety by reference to the copy the form of Voting Agreement included as Exhibit 1 to this Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a) Pursuant to the Merger Agreement, if requested by Celltech to do so, the Company has agreed to request that Aventis Pasteur, a subsidiary of Aventis S.A. ("Aventis Pasteur"), enter into a voting agreement and irrevocable proxy in connection with the Merger, in the form of Exhibit 1 hereto. However, Aventis Pasteur is not obligated to enter into such agreement.

         (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of Celltech, with and into the Company in a statutory merger pursuant to the applicable provisions of Delaware law. At the effective time of the Merger (the "Effective Time"), the separate existence of Merger Sub will cease and the Company will continue as the Surviving Corporation and as a wholly-owned subsidiary of Celltech.

         Holders of the outstanding shares of the Company's Common Stock will receive from Celltech at the Effective Time securities of Celltech with a value equal to: (i) the sum of $7,750,000 and the amount of the Company's net current assets as set forth on the Company's balance sheet as of the Effective Time and
(ii) $1,000,000 which will be held in escrow following the Effective Time and released as of December 31, 2000 (net of deductions for uncollected receivables and certain other expenses, if any) to the former holders of the Company's Common Stock. The purchase price payable at the Effective Time will be payable to the Company's stockholders in Celltech American Depository Shares ("ADSs"), with the value of the ADSs equal to the five-day trailing average of the closing price of Celltech's ADSs through March 20, 2000. In connection with the Merger, holders of the Company's Common Stock will also be entitled to receive up to $3.5 million in cash and $3.5 million in Celltech ADSs, net of expenses, in the event that Aventis Pasteur exercises the options previously granted by the Company to acquire exclusive licenses to use certain of the Company's technology to develop preventative and therapeutic vaccines. In the event this contingent consideration becomes payable, the $3.5 million in cash will be paid from the Company's working capital and the ADSs will again be valued at the five-day trailing average of the closing price of Celltech's ADSs through March 20, 2000.

         Pursuant to the Voting Agreements, the Voting Agreement Stockholders have agreed to vote the shares of Company Common Stock beneficially owned by them (the "Voting Agreement Shares") (a) in favor of adoption of the Merger Agreement and approval of the Merger and (b) against approval or adoption of any action or agreement made or taken in opposition to or in competition with the Merger, whether at a meeting of Company stockholders or by any other form of action of such stockholders. The Voting Agreement Stockholders have also constituted and appointed Merger Sub, with full power of substitution, their true and lawful proxy and attorney-in-fact to vote all of the shares of Company Common Stock beneficially owned by them as of such date in accordance with clauses (a) and (b) above at any such meeting or pursuant to any such action. The Voting Agreements terminate upon the earlier to occur of the Effective Time and such date and time as the Merger Agreement is terminated according to its terms.

         The purpose of the transactions under the Voting Agreements is to enable Celltech, Merger Sub and the Company to consummate the transactions contemplated under the Merger Agreement.

         (c) Not applicable.

         (d) Pursuant to the Merger Agreement, upon consummation of the Merger, the directors and officers of Merger Sub shall become the directors and officers of the Surviving Corporation. At present, Peter Allen is the sole director and sole officer of Merger Sub. See Annex I hereto.

         (e) Other than as a result of the Merger described in Item 3 above, not applicable.

         (f) Not applicable.

         (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware law and such Certificate of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

         (h) - (i) If the Merger is consummated as planned, the Company's Common Stock will be deregistered under the Securities Exchange of 1934, as amended (the "Act") and will cease to trade in the over-the-counter market.

         (j) Other than as described above, Celltech currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Celltech reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) As a result of the Voting Agreements, Celltech and Merger Sub may be deemed to be the beneficial owners of at least 3,614,355 shares of Company Common Stock. Such Company Common Stock constitutes approximately 17.3% of the issued and outstanding shares of Company Common Stock based on the number of shares of Company Common Stock outstanding as of March 21, 2000 (as represented by the Company in the Merger Agreement discussed in Items 3 and 4). Celltech and Merger Sub may be deemed to have the shared power to vote the shares with respect to those matters described above. However, Celltech and Merger Sub are not entitled to any rights as a stockholder of the Company and disclaim any beneficial ownership of the shares of Company Common Stock which are covered by the Voting Agreements.

         To Celltech's and Merger Sub's knowledge, no person listed on Annex I has an ownership interest in the Company.

         Set forth on Annex II are the names and addresses of the stockholders of the Company that have entered into a Voting Agreement with Celltech and Merger Sub, and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, to Celltech's and Merger Sub's knowledge.

         To Celltech's and Merger Sub's knowledge, none of the persons named on Annex II hereto has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

         (c) To Celltech's and Merger Sub's knowledge, no transactions in the class of securities reported have been effected during the past sixty days by any person named in Item 2.

         (d) To Celltech's and Merger Sub's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported on herein.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Merger Agreement and the exhibits thereto, including the Voting Agreements, to Celltech's knowledge, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits:


Exhibit No.             Description
-----------             -----------
1                       Form of Voting Agreement and Irrevocable Proxy, dated as
                        of March 21, 2000, between Celltech Group plc, CGP
                        Acquisition Corp. and each of the stockholders of
                        Cistron Biotechnology, Inc. set forth on Annex II.

2                       *Agreement and Plan of Merger, dated as of March 21,
                        2000, between Cistron Biotechnology, Inc., Celltech
                        Group plc and CGP Acquisition Corp.

3 Joint Filing Agreement, dated as of March 29, 2000, between Celltech Group plc and CGP Acquisition Corp.



----------
* Incorporated by reference to the 8-K filed by Cistron Biotechnology, Inc. on March 28, 2000.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  March 30, 2000                 CELLTECH GROUP PLC

                                       /s/ Peter Allen
                                       --------------------------------------
                                       Peter Allen
                                       Director

                                       CGP ACQUISITION CORP.

                                       /s/ Peter Allen
                                       --------------------------------------
                                       Peter Allen
                                       President

                                  EXHIBIT INDEX





Exhibit No.                Description
-----------                -----------
1                          Form of Voting Agreement and Irrevocable Proxy, dated as
                           of March 21, 2000, between Celltech Group plc, CGP
                           Acquisition Corp. and each of the stockholders of Cistron
                           Biotechnology, Inc. set forth on Annex II.

2                          *Agreement and Plan of Merger, dated as of March 21,
                           2000, between Cistron Biotechnology, Inc., Celltech
                           Group plc
                           and CGP Acquisition Corp.

3                          Joint Filing Agreement dated as of March 29, 2000, between
                           Celltech Group plc and CGP Acquisition Corp.



* Incorporated by reference to the 8-K filed by Cistron Biotechnology, Inc. on March 28, 2000.

                                     ANNEX I

             DIRECTORS AND EXECUTIVE OFFICERS OF CELLTECH GROUP PLC

         The name and present principal occupation and employment of each executive officer and director of Celltech is set forth below. The business address of each person listed below is c/o Celltech Group plc, 216 Bath Road, Slough, Berkshire, England SL 1 4EN. To Celltech's and Merger Sub's knowledge, each person listed below is a citizen of the United Kingdom, except for Dr. Marvin Jaffe, who is a citizen of the United States.



                                                          Present Principal
         Name and Title                               Occupation and Employment
         --------------                               -------------------------
         John Jackson*                                    Celltech Group plc
         Chairman

         John Baker                                       Celltech Group plc
         Deputy Chairman*

         Hugh Collum                                      Celltech Group plc
         Deputy Chairman*

         Dr. Peter Fellner                                Celltech Group plc
         Group Chief Executive

         Peter Allen                                      Celltech Group plc
         Group Chief Financial Officer

         Garry Watts                                      Celltech Group plc
         Chief Executive Officer of Celltech Medeva

         John Ferguson                                    Celltech Group plc
         European Director of Celltech Medeva

         Dr. Robert Jackson                               Celltech Group plc
         Research & Development Director

         Dr. Melanie Lee                                  Celltech Group plc
         Director of Discovery

         Sir Tom Blundell                                 Head of Department of Biochemistry
         Non-executive Director                           University of Cambridge
                                                          80 Tennis Court Road
                                                          Cambridge CB2 1QW

         Dr. Bill Bogie                                   Celltech Group plc
         Non-executive Director


*   Non-executive.


                                                          Present Principal
         Name and Title                               Occupation and Employment
         --------------                               -------------------------
         Professor Chris Edwards                          Principal
         Non-executive Director                           Imperial College School of Medicine
                                                          Sir Alexander Fleming Building
                                                          Exhibition Road
                                                          London SW7 2AZ

         Dr. Marvin Jaffe                                 Celltech Group plc
         Non-executive Director

         Mick Newmarch                                    Celltech Group plc
         Non-executive Director

         Dr. Barry Price                                  Celltech Group plc
         Non-executive Director

         Dr. Peter Read                                   Celltech Group plc
         Non-executive Director



            DIRECTORS AND EXECUTIVE OFFICERS OF CGP ACQUISITION CORP.

         The name and present principal occupation and employment of each executive officer and director of Merger Sub is set forth below. The business address of each person listed below is c/o Celltech Group plc, 216 Bath Road, Slough, Berkshire, England SL 1 4EN. To Celltech's and Merger Sub's knowledge, each person listed below is a citizen of the United Kingdom.


                                                          Present Principal
         Name and Title                               Occupation and Employment
         --------------                               -------------------------
         Peter Allen                                      Celltech Group plc
         President, Director                              Group Chief Financial Officer


                                    ANNEX II

         The following table sets forth the name and present principal occupation and employment of each Company stockholder that entered into a Voting Agreement with Celltech and Merger Sub. Except as indicated below, the business address of each such person is c/o Cistron Biotechnology, Inc., 10 Bloomfield Avenue, Box 2004, Pine Brook, New Jersey 07058. To Celltech's and Merger Sub's knowledge, each person listed below is a citizen of the United States.



     Voting Agreement Stockholder                                    Shares Beneficially Owned
     ----------------------------                                    -------------------------
Isidore S. Edelman                                                            2,516,055*
Director and Chief Executive Officer, the Company
Robert Wood Johnson, Jr., Professor of
Biochemistry, Director of Columbia
University's Genome Center
464 Riverside Drive, Apt. 6D
New York, NY 10027

Franklin J. Iris                                                               50,000*
Director, the Company
Founder and Principal, Iris & Associates
64 Powderhorn Drive
Wayne, NJ 07470

Robert W. Naismith                                                             400,000
Director, the Company
Chairman and Chief Executive Officer,
Emedsecurities, Inc.
800 James Avenue
Scranton, PA 18510

Jonathan Rothschild                                                            647,500*
Chief Financial Officer and Director, the Company
7413 Skyline Drive
Fort Lee, NJ 07024



* Includes 50,000 shares of the Company's Common Stock which such person has the right to acquire upon the exercise of options within 60 days of this statement, as to which such person disclaims beneficial ownership.

Frank G. Stout                                                                   800
Director, the Company
Vice President-Research Administration,
New England Medical Center Hospitals, Inc.
(Tufts University)
46 Royal Crest Drive #12
N. Andover, MA 01845                                                         ----------
                                                                              3,614,355
